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                                  EXHIBIT 99.1

                             LETTER OF TRANSMITTAL

                            [CAPITAL HOLDINGS, INC.]



         October 15, 1999


         Dear Shareholder:


         We are pleased to announce that the Board of Directors of Capital Holdings, Inc. has authorized a 900,000 share common stock offering which will be sold at a price of $27 per share. The offering will permit the Company and its subsidiary, Capital Bank, to continue to maintain a very strong equity position and facilitate the continued safe and sound growth of the organization.


         As a current shareholder, the Board of Directors has granted you the right to purchase 14% of the total number of shares currently owned as of September 30, 1999. If you fully exercise your rights, you will maintain your pro-rata ownership in the Company, assuming the offering is fully subscribed. In addition, you may subscribe for additional shares if you so desire.


         A Prospectus is enclosed which describes in detail the terms of the offering. We urge you to review the Prospectus carefully for it provides a great deal of information on the Company. Along with the Prospectus, you will find enclosed two types of Subscription Agreements.

         RIGHTS SUBSCRIPTION AGREEMENT

- If you desire to exercise all or a portion of your pre-emptive rights, please follow the instructions contained in the Prospectus carefully, and RETURN THE RIGHTS SUBSCRIPTION AGREEMENT, TOGETHER WITH YOUR CHECK IN FULL PAYMENT FOR THOSE SHARES, IN THE ENCLOSED SELF-ADDRESSED ENVELOPE BY NOVEMBER 15, 1999.

         COMMUNITY SUBSCRIPTION AGREEMENT

- If you would like to subscribe for additional shares, please complete the COMMUNITY SUBSCRIPTION AGREEMENT and return it, along with you check in full payment for the additional shares, in the enclosed self-addressed envelope. THE CLOSING DATE FOR THE COMMUNITY OFFERING IS DECEMBER 1, 1999.

         If you have any questions regarding the subscription process, please feel free to contact either Sandy Mocek , Stephen Kovatch, or either one of us.

         Very truly yours,



         John S. Szuch                                Robert A. Sullivan
         Chairman                                     President

         Enclosures